April 6, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention:	Karen J. Garnett
Michael McTiernan

Re:	Commercial Net Lease Realty, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 11, 2005
File No. 333-1221445

Ladies and Gentlemen:

     On behalf of our client, Commercial Net Lease Realty, Inc., a Maryland corporation (the “Company”), please find enclosed for filing Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”), which we have marked to show changes from Amendment No. 1 to the Registration Statement filed by the Company on March 11, 2005.

     We have amended the Registration Statement in response to your letter, dated March 30, 2005 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement. For your convenience, included below is the text of each comment from the Comment Letter followed by the Company’s response to each such comment.

     Capitalized terms used in this letter and not otherwise defined herein have the meanings provided in the Registration Statement.

     General

1.	We note your response to comment 3. However, we are unable to find in Annex B the information required by Item 14, Instruction 3 of Form S-11 with respect to NNN. Please include the required disclosure or advise us where it is already disclosed in or incorporated into the registration statement.

Complied with by adding the disclosure on page 1.

Securities and Exchange Commission
April 6, 2005

2.	We note your response to comment 4. Please note that this registration statement may not go effective until the proxy with the incorporated information has been filed and reviewed.

Complied with. The proxy statement was filed on April 6, 2005.

3.	Since you have filed your 2004 Form 10-K, please incorporate by reference the Form 10-K into your next amendment to the Registration Statement on Form S-4.

Complied with.

4.	Please update National Properties Corporation’s financial statements in your amendment to the Registration Statement on Form S-4. Refer to Rule 3-12 of Regulation S-X.

Complied with.

Questions and Answers About the Merger, page iii

5.	We note your responses to comments 11 and 12. The third Q&A on page iii summarizes the reasons the board considers the transaction favorable. Please include a similar summary of the potentially negative factors considered by the board.

Complied with by adding the disclosure on page iii.

Risk Factors, page 7

6.	Please update in your next amendment the information here and elsewhere in the prospectus to the date of the most recently incorporated financial statements.

Complied with.

NAPE’s Reasons for the Merger, page 19

7.	The revised disclosure at the top of page 18 indicates that the NAPE board concluded that the proposed transaction with NNN appeared to be more likely to increase shareholder value than remaining independent. Please revise the list of factors considered by the NAPE board to include a statement regarding the anticipated increase in shareholder value as a result of the merger and quantify the amount of increase in value to the extent possible. If the board did not quantify the increase in shareholder value, please clarify that fact. If the board did not consider this factor, please omit the disclosure indicating that it did.

Complied with by adding the disclosure on page 19.

Securities and Exchange Commission
April 6, 2005

Financial Statements

Commercial Net Lease Realty, Inc. Form 10-K for the year ended December 31, 2004

8.	We note that you have forward incorporated by reference portions of the Commercial Net Lease Realty, Inc. Proxy Statement for the 2005 Annual Meeting of Shareholders (Items 10, 11, 12, 13 and 14 of Part III) that has yet to be filed. Please note that this registration statement may not go effective until the proxy with the incorporated information has been filed and reviewed.

Complied with. The proxy statement was filed on April 6, 2005.

     If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-9201.

     Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

Enclosure
cc:      Kevin B. Habicht